EXHIBIT 4

            ENGLISH SUMMARY OF LOAN AGREEMENT BETWEEN FEL AND LENDER
                               DATED 28 JULY, 2004

In this summary capitalized terms not defined herein shall have the meaning attached to them in Schedule 13-D (Amendment 2) to which this summary is attached.

1. Under the Loan Agreement, FEL undertook customary representations regarding its corporate existence, authority, legality, lack of contradicting agreements, the necessary approvals to enter into the Loan Agreement, its registered and issued share capital, the Issuer's registered and issued share capital, the validity of the purchase by FEL of 7,815,448 Ordinary Shares (the "Purchased Shares") and of the Associated Rights from Elron, the rights granted to FEL by virtue of the purchase of the Purchased Shares, the completeness of FEL's Financial Statements, the ownership by FEL of 12,100,000 Ordinary Shares (prior to the purchase of the Purchased Shares) (the "Former Holdings") which are free and clear of any third party rights other than capital gain tax in the event of a sale, and FEL's right to create a pledge on the Purchased Shares. FEL also represented that the remainder of the purchase price paid for the Purchased Shares, in excess of the Loan, was paid by FEL, not as the result of a loan from any financial or banking institution. FEL undertook certain restrictions regarding its capital transactions, making of certain loans by it and its distribution of dividends and management fees.

2. FEL has undertaken to use its best efforts to cause the Issuer to consent to the assignment of its rights under the Registration Rights Agreement with respect to the Purchased Shares to a third party who will purchase the Purchased Shares in the event of realization of the pledge. FEL also undertook, if so requested by the Lender, in the event of realization of the Pledge, to exercise its rights under the Registration Rights Agreement with respect to the Purchased Shares, not to exercise the piggy-back rights with respect to the Former Holdings, and not to exercise or transfer or assign its rights under the Registration Rights Agreement before the full repayment of the Loan.

3. Subject to the provision of any law, FEL undertook to oppose any amendment to the Issuer's organizational documents that could adversely affect FEL's rights with respect to the Purchased Shares, or the Lender's rights, including without derogation, any amendment limiting the Issuer's right to distribute cash dividends.

4. Subject to the provisions of any law and without harming Issuer's interests, FEL undertook to use its best efforts so that Issuer would approve the distribution of

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            dividends, including from capital gains resulting from a sale of assets or a sale of activities, and against resolutions for distribution of non-cash dividends.

5. FEL also undertook not to make certain organizational changes in its own corporate organizational structure, or issue new securities, without the Lender's prior approval.

6. FEL undertook not to sell and not to take any action resulting in the sale of the Purchased Shares, and not to take any action resulting in the dilution or reduction of the number of the Purchased Shares, without the Lender's consent.

7. FEL undertook not to enter into a Shareholders Agreement with respect to the Issuer and not to sell or transfer any of its holdings in the Issuer, including the Former Holdings, without the prior written consent of the Lender.

8. Under the Loan Agreement the Lender has granted FEL three loans, one in the amount of $111,273,000, secured by 4,915,448 Ordinary Shares of Issuer, and two loans for a total of $51,000,000, secured by 2,900,000 Ordinary Shares; the shares so pledged were the shares purchased from Elron. The pledge on the Purchased Shares include also any yield of the Purchased Shares and consideration for the Purchased Shares, and any rights granted or to be granted by virtue of the Purchased Shares. The Purchased Shares were registered in the name of the Trustee, who gave FEL a proxy to vote the Purchased Shares, which can be terminated upon the occurrence of an event of default under the Loan Agreement.

9. FEL undertook to provide the Lender with additional securities in certain events, and also undertook, if necessary to repay the loan, to sell additional shares from part of the Former Holdings if and when so requested by the Lender.

10. FEL undertook to provide the Lender with certain information relating to it, as well as the financial statements of the Issuer, immediately upon publication thereof, and to report to the Lender of any General Meeting of the Issuer not later than seven days before such meeting is convened. In this respect, FEL undertook to report to the Lender any proposed resolution regarding any amendment to the organizational documents of the Issuer, any merger or reorganization of the Issuer, any sale or purchase of a major asset of Issuer, any issuance of securities or convertible securities of the Issuer, any approval of a transaction of the Issuer with office holders or a controlling shareholder of Issuer, any increase of the registered share capital of Issuer, any decrease of capital (including distribution) of Issuer, any resolution under Section 314 (merger), 350 and 351 (compromise or settlement proceedings) of the Israeli Companies Law, and any resolution for the voluntary liquidation and/or changes of the corporate structure and/or changes in the main business of the Issuer.

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11.         The Loan Agreement includes customary default provisions in the event of which the Lender can immediately call the entire loan for repayment, including a liquidation, receivership, recovery and similar proceedings of the Issuer, termination, or suspension for more than 7 days of the trade in the Issuer's Shares on the Tel-Aviv Stock Exchange, the issuance of securities, including convertible securities of the Issuer other than as a result of the exercise of existing employees stock options, merger and spin off of the Issuer, the increase of the Issuer's registered share capital and the approval of insiders transaction, all unless the Lender has consented to such act in advance, FEL entering into a Shareholders Agreement with a third party without the prior approval of the Lender, and the percentage of the Ordinary Shares in Issuer held by FEL being diluted other than as a result of the conversion of existing employee stock options, without the Lender's consent.

12. FEL undertook that in the event the pledge on the Purchased Shares is realized, upon such realization - any buyer purchasing at least 5% of the outstanding Ordinary Shares of Issuer will be entitled to enter into a shareholders agreement with FEL with rights similar to the rights that were held by Elron under its Shareholders Agreement with FEL and HF.


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